Exhibit 99.2

Hydrogenics Corporation	Notice of Annual and Special Meeting of Shareholders May 12, 2010 Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders of Hydrogenics Corporation

Date:

May 12, 2010

Time:

1:00 p.m. (Eastern Time)

Place:

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario, Canada

Business of the Annual and Special Meeting of the Common Shareholders

The business of the meeting will be to:

1.        receive the consolidated financial statements of the Company for the year ended December 31, 2009, together with the report of the auditors on those statements;

2.        reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3.        elect directors for the ensuing year;

4.        consider and, if deemed appropriate, adopt, with or without variation, an ordinary resolution (the full text of which is reproduced as Appendix A to the accompanying proxy circular) approving adjustments to the exercise price of warrants previously issued in connection with the Company’s registered direct offering of common shares and warrants announced January 11, 2010;

5.        to confirm an amendment to By-Law No. 1 of Hydrogenics (the full text of which is reproduced as Appendix B to the accompanying proxy circular); and

6.        transact such other business as may properly be brought before the meeting.

At the meeting, you will have an opportunity to hear about our 2009 performance and plans for the Company going forward. The accompanying management proxy circular provides additional information relating to the business to be considered at the meeting and forms part of this notice.

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our common shares as of 5:00 p.m. (Toronto time) on March 31, 2010.

If you cannot attend the meeting in person, you may vote by proxy.  Instructions on how to complete and return the proxy are provided with the proxy form and are described in the management proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), no later than 5:00 p.m. (Toronto time) on Monday, May 10, 2010 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.

By the order of the Board of Directors,

Lawrence Davis
Chief Financial Officer and Corporate Secretary

Toronto, March 25, 2010

i

What’s Inside

Management Proxy Circular

About this Circular and Related Materials	ii

Solicitation of Proxies and Voting Instructions	1

Voting Shares	3

Business of the Meeting	3
Financial Statements	3
Reappointment of Auditors	3
Election of Directors	4
Proposed Adjustments to Floor Price of Warrants	7
Amendment to By-Law No. 1	8

Board of Directors Meetings and Attendance of Directors	9

Statement of Corporate Governance Practices	9

Audit Committee Report	13

Compensation of Executive Officers and Directors	14

Appendix A
Warrant Resolution	26

Appendix B
Resolution to Confirm the Amendment of By-Law No. 1	27

Appendix C
Mandate of the Board of Directors	28

Appendix D
Committee Charters	31

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the meeting, we encourage you to cast your vote. Your participation as a shareholder is very important to us. Details about voting may be found starting on page 1 of this Circular.

About This Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with the annual and special meeting of shareholders of Hydrogenics Corporation (“Hydrogenics” or the “Company”) on May 12, 2010 (the “Meeting”). As a shareholder, you are invited to attend the Meeting. If you are unable to attend, you may still vote by completing the proxy or voting instruction form that was mailed to you. For assistance in voting, please contact Laurel Hill Advisory Group at 1 (877) 304-0211.

This proxy circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation, our corporate governance practices and other matters.

Please see the “Solicitation of Proxies and Voting Instructions” section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

ii

On October 27, 2009 our original predecessor (“Old Hydrogenics”) completed a transaction with Algonquin Power Income Fund. As a result of the transaction, Old Hydrogenics transferred substantially all of its assets and liabilities to Hydrogenics, a newly created subsidiary, and the existing class of common shares of Old Hydrogenics was redeemed for common shares in the capital of Hydrogenics. Hydrogenics has all of the same assets, liabilities, directors, management and employees as Old Hydrogenics had previous to the transaction, except for certain tax attributes that remain behind, and Old Hydrogenics shareholders have become shareholders of Hydrogenics.

This proxy circular assumes that Old Hydrogenics and Hydrogenics are the same company and in this proxy circular, unless the context otherwise requires, all references to the “Company”, “we”, “us” and “our” refer to Hydrogenics and its subsidiaries and Old Hydrogenics and its subsidiaries. Unless otherwise indicated, all amounts in this circular are in U.S. dollars.

This proxy circular is dated as of March 25, 2010, and except as otherwise indicated, all the information contained in this proxy circular is given as of that date.

iii

Solicitation of Proxies and Voting Instructions

The information contained in this management proxy circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Hydrogenics (and of voting instructions in the case of non-registered owners of Shares) to be used at the Meeting, and at all adjournments and postponements of the Meeting, for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited by electronic means, by telephone or in person. The solicitation of proxies and voting instructions by this circular is being made by or on behalf of the management of the Company. The Company has engaged Laurel Hill Advisory Group (the “Proxy Solicitation Agent”) to encourage the return of completed proxies and voting directions by shareholders, to solicit proxies and voting directions in favour of the resolutions and the other matters to be considered at the Meeting. The Proxy Solicitation Agent will be paid a fee of up to $32,000, plus a “per call” fee for each telephone call made by shareholders to the Proxy Solicitation Agent or by the Proxy Solicitation Agent to shareholders and will also be reimbursed for its reasonable out-of-pocket expenses for proxy solicitation services. Fees payable to the Proxy Solicitation Agent will be paid by the Company. In addition, our employees may solicit proxies without compensation.

Registered Owners

If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the Meeting.  If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), when you arrive at the Meeting.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy.  The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company.  You have the right to appoint someone else to represent you at the Meeting.  If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy.  The person you appoint to represent you at the Meeting need not be a shareholder of the Company.

To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on May 10, 2010 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.

For assistance in voting your shares, please contact Laurel Hill Advisory Group at 1 (877) 304-0211.

Revocation

If you have submitted a proxy and later wish to revoke it, you can do so by:

(a)    completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)   depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)    following any other procedure that is permitted by law.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  In the absence of any direction, your Shares will be voted by the management representatives (i) FOR the reappointment of the auditors, (ii) FOR the election of directors, (iii) FOR the resolution approving adjustments to the exercise price of warrants previously issued in connection with the Company’s registered direct offering of common shares and warrants announced January 11, 2010, and (iv) FOR the resolution confirming an amendment to By-Law No. 1, as indicated under those headings in this circular.

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting.  At the date of this circular, management of the Company knows of no such amendments or other matters.

Non-registered Owners

If your Shares are registered in the name of a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may appoint yourself or a representative that will entitle you or your representative to attend and vote at the Meeting.

In accordance with the Canada Business Corporations Act (“CBCA”) and Canadian securities law, the Company has distributed copies of the notice of meeting, this management proxy circular and the 2009 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the meeting materials to non-registered owners.

If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials.  The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own.  You should follow the procedures set out below, depending on which type of document you receive:

(1)          Request for Voting Instructions

If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided.  You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting.  You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

- or -

(2)          Form of Proxy

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you.  Otherwise, the form of proxy is uncompleted.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.

If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.  To be valid, proxies must be received by CIBC Mellon by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to (416) 368-2502 or 1 (866) 781-3111 (toll free), not later than 5:00 p.m. (Toronto time) on May 10, 2010 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.  You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance. If you require additional assistance, please contact Laurel Hill Advisory Group at 1 (877) 304-0211.

Revocation

If you have submitted a proxy and later wish to revoke it, you can do so by:

(a)    completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;

(b)   depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment or postponement of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)    following any other procedure that is permitted by law.

Voting Shares

Each holder of Shares of record at the close of business on March 31, 2010, the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

Unless otherwise indicated, all references in this document to securities of the Company have, where necessary, been adjusted to reflect the share consolidation effected on March 12, 2010 (the “Share Consolidation”), which resulted in one post-consolidation common share for every 25 pre-consolidation common shares.

As of March 25, 2010, the Company had 4,201,983 Shares outstanding. To the knowledge of our directors and officers, as of March 25, 2010, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than General Motors Holdings LLC (“General Motors”), which owns 454,560 Shares, representing 10.8% of our outstanding Shares.

Business of the Meeting

FINANCIAL STATEMENTS

Our consolidated financial statements for the year ended December 31, 2009 are included in our 2009 annual report, which was mailed to shareholders together with this proxy circular.  The consolidated financial statements and the auditors’ report on those financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the financial statements, nor will one be taken.

REAPPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, our Board of Directors proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee.  Pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non-audit services provided by PwC to ensure auditor independence.

To be effective, this resolution must be passed by more than 50% of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting.  The management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of PwC as auditors of the Company, to hold office until the next annual meeting of shareholders and to authorize the Audit Committee to fix the auditors’ remuneration.  PwC has served as auditor of the Company since 2000.

Fees payable to PwC for the years ended December 31, 2009 and 2008 were as set out below.

Audit Fees

In 2009 and 2008, PwC charged us audit fees totalling, Cdn. $519,940 and Cdn. $724,548, respectively. In 2009 and 2008, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-Related Fees

In 2009 and 2008, PwC charged us audit-related fees of Cdn. $4,725 and Cdn. $8,904, respectively.  In 2009 and 2008, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2009 and 2008, PwC charged us tax fees of Cdn. $42,821 and Cdn. $90,535 respectively.  In 2009 and 2008, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2009 and 2008, PwC charged us other fees of Cdn. $282,626 and Cdn. $64,425, respectively. In 2009, these fees related to advisory services related to assistance with the transaction with Algonquin Power Income Fund, the implementation of International Financial Reporting Standards (“IFRS”), assistance with the preparation of our base shelf prospectus filed in January 2010 and other regulatory matters. In 2008, these fees related to assistance with the preparation of our base shelf prospectus filed in September 2008 as well advisory services related to the implementation of IFRS and other regulatory matters.

ELECTION OF DIRECTORS

Under the Articles of the Company, our Board of Directors consists of a minimum of three members and a maximum of twelve members; the number of directors within such range is to be determined by our Board from time to time. Our Board has determined that the number of directors of the Company shall be fixed at six and the number of directors to be elected at the Meeting shall be six.

The following tables provide background information on the six nominee directors proposed to be elected, as well as the number of Shares over which direction or control is exercised by the director, and stock options,  deferred share units (“DSUs”) restricted share units (“RSUs”) held, in each case, as at March 25, 2010. All of the nominees have been directors of the Company since the dates indicated below. Pursuant to our strategic alliance with General Motors, General Motors is entitled to nominate one director to be included in the slate of directors that is presented to shareholders for approval at the Meeting.  Mr. Henry J. Gnacke will be the General Motors nominee.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.  The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below.  Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Douglas S. Alexander, Chairman

Douglas S. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.  Mr. Alexander resides in Ontario, Canada.

	Overall			Securities Held
Board/Committee Membership	Attendance 100%			Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors, Chairman	12 of 12	100%		999	10,982	Nil	Nil	11,981	$119,810
Human Resources and Corporate Governance Committee	6 of 6 6 of 6	100 100	% %
Audit Committee

Michael Cardiff

Michael Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group and Burntsand Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

	Overall		Securities Held
Board/Committee Membership	Attendance 100%		Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors	12 of 12	100%	Nil	4,170	Nil	Nil	4,170	$41,700
Human Resources and Corporate Governance Committee, Chair	6 of 6	100%
Audit Committee	6 of 6	100%

Joseph Cargnelli

Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.  Mr. Cargnelli resides in Ontario, Canada.

	Overall		Securities Held
Board/Committee Membership	Attendance 75%		Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors	9 of 12	75%	158,660	Nil	19,740	13,288	191,688	$1,784,000

Henry J. Gnacke

Henry J. Gnacke Mr. Gnacke joined our Board of Directors in May 2008. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply Chain at General Motors Corporation. He was responsible for fuel cell propulsion systems and General Motors Corporation’s E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors. Mr. Gnacke resides in Michigan, U.S.A.

	Overall		Securities Held
Board/Committee Membership	Attendance 100%		Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors	12 of 12	100%	Nil	1,781	Nil	Nil	1,781	$17,810

Norman M. Seagram

Norman M. Seagram has served as Chairman of our Board of Directors from July 2000 to December 2006, as Lead Director from January 2007 to September of that year, and subsequently as Chairman until May 2009. Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto and INSEAD, Fontainebleau, France. He is a former director of the Toronto Economic Development Corporation (TEDCO).  Mr. Seagram resides in Ontario, Canada.

	Overall		Securities Held
Board/Committee Membership	Attendance 96%		Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors	11 of 12	92%	1,428	18,957	Nil	2,476	22,861	$209,850
Human Resources and Corporate Governance Committee	6 of 6	100%
Audit Committee, Chair	6 of 6	100%

Daryl Wilson

Daryl Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

	Overall		Securities Held
Board/Committee Membership	attendance 100%		Shares	DSUs	RSUs	Stock Options	Total Securities	Total value of Securities
Board of Directors	12 of 12	100%	4,000	Nil	30,228	72,664	106,892	$342,280

PROPOSED ADJUSTMENTS TO FLOOR PRICE OF  WARRANTS

Shareholders are being asked to consider and, if thought fit, approve the ordinary resolution set forth in Appendix A hereto (i) approving adjustments to the exercise price of the series B common share purchaser warrants (the “series B purchaser warrants”) issued in connection with the registered direct offering completed on January 14, 2010, below the Floor Price (as defined below) of the series B purchaser warrants and (ii) acknowledging and approving that, as a result of such resolutions, the aggregate number of common shares of Hydrogenics deemed to have been issued in connection with the registered direct offering exceeds the threshold in the NASDAQ 20% Rule (as defined below) (the “warrant resolution”). If the warrant resolution is approved, the exercise price of the series B purchaser warrants will be subject to adjustments below the $12.00 floor price (the “Floor Price”) in certain circumstances.

The rules of the Nasdaq Global Market (the “Nasdaq”) require shareholder approval for issuances of common shares at a price equal to or less than the greater of (i) book value and (ii) market value of such shares if such issuances equal 20% or more of the common shares of a company before such issuances (the “NASDAQ 20% Rule”).  If the warrant resolution is approved, the common shares issuable on exercise of the series B purchaser warrants will be deemed to have been issued on January 14, 2010 for the purposes of the NASDAQ 20% Rule, which will result in the aggregate number of common shares of Hydrogenics deemed to have been issued in connection with the registered direct offering on January 14, 2010 exceeding the NASDAQ 20% Rule. By approving the warrant resolution, shareholders are permitting this.

The background to and reasons for the adjustment to the floor price of the series B purchaser warrants are described below.

Background to and reasons for the warrant resolution

On January 11, 2010 we entered into a securities purchase agreement (the “purchase agreement”) with two investors (the “investors”). Under the purchase agreement, the investors agreed to purchase 500,000 units on a post Share Consolidation basis (12,500,000 units on a pre Share Consolidation basis) of Hydrogenics at a post Share Consolidation price of $10.00 per unit (or $0.40 prior to the Share Consolidation). On a post Share Consolidation basis each unit consists of (i) one common share in the capital of Hydrogenics, (ii) 0.47871088 of one series A common share purchaser warrant expiring on a date which is five years from the date of its issue (a “series A purchaser warrant”) and (iii) 0.52128912 of one series B  purchaser warrant expiring on the date which is five years from the “initial exercise date” which is six months and one day from the date of issue (the series B purchaser warrants together with the series A purchaser warrants, the “purchaser warrants”). Each purchaser warrant entitles the holder to purchase one common share for $13.00.

If the Company issues or sells common shares for consideration per share less than the exercise price of any purchaser warrants in effect immediately prior to such issue or sale, then, subject to certain exceptions, the exercise price of the applicable purchaser warrants shall be reduced to an amount equal to the consideration per share received as a result of the sale or issuance.

Until the warrant resolution is approved at the Meeting, the terms of the series B purchaser warrants dictate that no adjustment to the exercise price of the series B purchaser warrants shall cause the exercise price to be less than the $12.00 Floor Price (as adjusted for any dividend, share split, share combination, reclassification or similar transaction). The series A purchaser warrants have no Floor Price.

The purchase agreement we entered into with the investors requires us to seek shareholder approval to allow an adjustment of the exercise price of the series B purchaser warrants below the Floor Price, and provides for certain consequences if we do not obtain shareholder approval, which are described below.

Consequences of not obtaining shareholder approval

If shareholders do not approve the warrant resolution, the purchase agreement requires us to hold an additional shareholder meeting in each semi-annual period thereafter until shareholder approval is obtained or until shareholder approval is no longer required under the rules and regulations of the Nasdaq or is no longer required to eliminate restrictions on adjustments to the exercise price below the floor price set forth in the series B purchaser warrants.

In addition, until shareholder approval is obtained, with certain exceptions, we may not, directly or indirectly, issue or sell, or in accordance with the terms of the purchaser warrants, be deemed to have issued or sold, any Shares for consideration per Share less than the Floor Price at any time while any of the purchaser warrants are outstanding without the prior written consent of each investor, which consent may be granted or withheld in each investor’s sole discretion. Until shareholder approval is obtained, we are not able to issue, or be deemed to have issued, certain other securities (including options or shares of common stock to directors, officers or employees of Hydrogenics pursuant to an employee benefit plan, certain convertible securities or unregistered Shares to a person who enters into a strategic alliance with us) for less than the fair market value of the Shares at the time such securities are issued or are deemed to be issued. Our Board of Directors and management of the Company believe that the restrictions may materially adversely affect the Company’s flexibility in obtaining any necessary financing.

The text of the warrant resolution, which will be submitted to shareholders at the Meeting, is set forth in Appendix A to this proxy circular. For the reasons indicated above, our Board of Directors and management of the Company believe that approval of the warrant resolution is in the best interests of the Company and shareholders and, accordingly, recommend that shareholders vote FOR the warrant resolution. To be effective the warrant resolution must be approved by not less than a majority of the votes cast by holders of Shares present in person or represented by proxy and entitled to vote at the Meeting. The management representatives designated in the enclosed form of proxy intend to vote FOR the warrant resolution attached as Appendix A hereto, unless a shareholder signing a form of proxy specifies that the Shares represented by the form of proxy are to be voted against the warrant resolution.

AMENDMENT TO BY-LAW NO. 1

The Board has approved, by a resolution dated February 5, 2010, an amendment to Section 2.07 of By-Law No. 1 with respect to votes to govern at Board meetings. The resolution provides that at all meetings of the Board any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote. The Chairman of the Board is Douglas S. Alexander. The Board considers Mr. Alexander to be an “independent” director under applicable securities laws.

As a result of the resignation of V. James Sardo on November 30, 2009, there are now six members of the Board rather than seven members. As a result, the Board determined it was desirable that the by-laws provide a casting vote for the Chairman of the Board in the case of an equality of votes.

Shareholders are being asked to pass the resolution set out in Appendix B to this proxy circular to confirm the amendment to section 2.07 of By-Law No. 1. In order to be approved, the resolution must be passed by a majority of the votes cast by shareholders in person or represented by proxy at the Meeting, failing which the amendment to Section 2.07 of By-Law No. 1 will cease to be effective. However, such amendment remains in effect until the resolution is considered by shareholders.

The full text of the amendment to By-Law No. 1 is set out in Appendix B of this proxy circular.

The management representatives designated in the enclosed form of proxy intend to vote FOR the confirmation of the amendment to By-Law No. 1, unless a shareholder signing a form of proxy specifies that the Shares represented by the form of proxy are to be voted against the confirmation of the amendment to By-Law No. 1.

Board of Directors Meetings Held and Attendance of Directors

Our Board has an Audit Committee and a Human Resources and Corporate Governance Committee. The information presented below reflects Board and committee meetings held and the attendance of directors for the year ended December 31, 2009.

Summary of Board and Committee Meetings Held

Board of Directors	12
Audit Committee	6
Human Resources and Corporate Governance Committee	6

Summary of Attendance of Directors

	Board Meetings		Audit Committee		Human Resources and Corporate Governance Committee
Name	(12 meetings)		(6 meetings)		(6 meetings)
Douglas S. Alexander (1)	12	100%	6	100%	6	100%
Michael Cardiff (2)	12	100%	6	100%	6	100%
Joseph Cargnelli	9	75%	—	—	—	—
Henry J. Gnacke	12	100%	—	—	—	—
V. James Sardo (3)	11	100%	4	80%	5	100%
Norman N. Seagram (4)	11	92%	6	100%	6	100%
Daryl Wilson	12	100%	—	—	—	—

Notes:

(1)          Member of each of the Audit Committee and the Human Resources and Corporate Governance Committee.

(2)          Chair of the Human Resources and Corporate Governance Committee and member of the Audit Committee.

(3)          Mr. Sardo resigned from the Board of Directors on November 30, 2009.; the table above reflects his attendance at meetings held prior to his resignation.

(4)          Chair of the Audit Committee and member of the Human Resources and Corporate Governance Committee.

Statement of Corporate Governance Practices

Board of Directors

Our Board of Directors has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company.  Our Board shares the belief that its role is to act in the best interests of the Company.  The focus of the Board is to provide objective, prudent guidance to our management.  Through management, the Board ensures that appropriate processes are in place and are operating effectively and being monitored.  The Board’s responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.

Our Board of Directors understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations.  The Board, through the Human Resources and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 (“SOX”), any new rules issued by the United States Securities and Exchange Commission (“SEC”), Nasdaq, the Canadian Securities Administrators (the “CSA”), the Toronto Stock Exchange (“TSX”), other applicable regulatory authorities, and industry best practice.

Half of the Company’s directors are “independent”. The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board considers Douglas S. Alexander, Michael Cardiff and Norman M. Seagram to be independent directors.  The Board of Directors does not consider Joseph Cargnelli, Henry J. Gnacke or Daryl Wilson to be independent directors.  The Board considers Daryl Wilson to be related by virtue of his being President and Chief Executive Officer of the Company and Joseph Cargnelli to be related by virtue of his being Chief Technology Officer of the Company. As the nominee of General Motors, which is a significant shareholder of the Company and party to our strategic alliance agreement, Henry J. Gnacke is also not considered to be independent.  See background information regarding each of our directors under the heading “Business of the Meeting - Election of Directors” for information regarding the boards of other issuers on which they presently act as directors and “Board of Directors Meetings Held and Attendance of Directors” for the attendance record of each director for all Board and committee meetings held since the beginning of the most recently completed financial year.

In order to facilitate open and candid discussions among independent directors, independent directors may meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members.  In addition, from time to time, the independent directors will have a special meeting with only independent directors.

In addition, we believe the fact that our Audit Committee and Human Resources and Corporate Governance Committee are both composed entirely of independent directors facilitates the Board’s exercise of independent judgment.

Board Mandate

The Board of Directors has adopted a written mandate for the Board (the “Mandate of the Board of Directors”) to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company.  The Mandate of the Board of Directors is set forth in Appendix C.  The Board of Directors plans on amending the Mandate of the Board of Directors in the coming year to reflect that half of the Company’s directors, rather than a majority, will be independent going forward as a result of the resignation of V. James Sardo. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee and the Human Resources and Corporate Governance Committee. Specific responsibilities of the Board of Directors set out in the Mandate of the Board of Directors include:

•                  Appointing Management — including approval of the Chief Executive Officer and the Chief Financial Officer, the compensation of the Chief Executive Officer and the oversight of succession planning programs;

•                  Strategic Planning — including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis;

•                  Monitoring of Financial Performance — including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim financial statements and management’s discussion and analysis of financial conditions and results of operations (“MD&A”);

•                  Risk Management — including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;

•                  Establishing Policies and Procedures — including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;

•                  Communication and Reporting — including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

•                  Other Responsibilities — including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment or venture, or significant expenditure in either monetary or business terms.

Position Descriptions

In conjunction with the succession planning process undertaken by the Board in 2006 and the resulting appointment of a new President and Chief Executive Officer in December 2006, the Board approved position descriptions for each of the Chief Executive Officer, Lead Director and Executive Chairman. Earlier in 2006, the Board had approved position descriptions for the Chairs of the Board committees.  The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding these position descriptions and the position description for the Chief Executive Officer.

The Chairman of the Board of Directors is responsible for the functioning of the Board including, among other things, determining the agenda for each meeting of the Board of Directors, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.

Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as liaison between the committee and the Board.

The Chief Executive Officer is responsible for, among other things, overseeing the day-to-day business affairs of the Company, recommending to the Board the strategic plan and annual business plan and budgets and supervising senior management.

Orientation and Continuing Education

Pursuant to the Mandate of the Board of Directors, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. The Board of Directors, upon the recommendation of the Human Resources and Corporate Governance Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”). Under the Board Education Policy, newly appointed directors attend an orientation session designed to familiarize them with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors. New directors also have an opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board of Directors. New directors are also provided with a manual containing, among other things, a record of historical public information as well as copies of the Mandate of the Board of Directors and the committees’ charters and corporate policies. Under the Board Education Policy, the Board will from time to time arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and board governance. The Board also encourages directors to attend external continuing education programs designed for directors of public companies and offers some financial support in this regard. Three of the directors have completed formal director education programs.

Ethical Business Conduct

The Company has adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees.  The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers.  The Board, through the Human Resources and Corporate Governance Committee, oversees compliance with the Code.  Any deviations from or amendments to the Code will be publicly disclosed.  The Code is accessible on our investor relations web page at www.hydrogenics.com.

Nomination of Directors and Compensation

The Board has a Human Resources and Corporate Governance Committee composed entirely of independent directors.  See the Human Resources and Corporate Governance Committee charter at Appendix D for a description of the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee.

Annually, the Human Resources and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Human Resources and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors, including proposing nominations to the Board for approval.  When required, the Human Resources and Corporate Governance Committee will evaluate potential candidates for serving as a director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.

In fulfilling its charter, the committee’s role also includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s stock option plan, deferred share unit plan (“DSU Plan”) and restricted share unit plan (“RSU Plan”) and reviews and makes recommendations to the Board regarding the annual compensation of non-employee directors.

Report of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee ensures that the Company develops and implements an effective and efficient approach to corporate governance and has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive, which will attract, retain and inspire executive management and other key personnel.

The committee ensures that the Company’s business and affairs are carried out in a transparent manner that will enhance shareholder value.  The committee assesses the effectiveness of the Company’s corporate governance processes and compensation policies and, where appropriate, makes recommendations with respect to the implementation, development and modification with respect to these processes and policies.

In 2009, the Human Resources and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:

•                  monitored and reviewed emerging SOX, Nasdaq, TSX and CSA corporate governance standards;

•                  reviewed its own charter, which can be found in Appendix D to this proxy circular, in the context of emerging corporate governance best practices;

•                  reviewed the size and composition of the Board and committees to ensure that directors continue to have the appropriate expertise and background to support corporate strategy and operations;

•                  prepared nomination recommendations in respect of the Board for approval by shareholders;

•                  reviewed our approach to compensation for our employees, officers and directors;

•                  reviewed and approved incentive bonus awards and the salary for each officer of the Company;

•                  reviewed and recommended stock option awards;

•                  approved the short-term incentive awards for our officers; and

•                  engaged the services of an independent external consultant to provide advice and expertise regarding director and executive compensation.

The Human Resources and Corporate Governance Committee met six times in 2009. The Human Resources and Corporate Governance Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2009.

(Signed) Michael Cardiff

Chair, Human Resources and Corporate Governance Committee

Other Committee Assessments

The Human Resources and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors, for evaluating the performance of the Chairman of the Board, the Chair of each committee and the performance and contribution of individual directors.  The process generally involves the Human Resources and Corporate Governance Committee assigning the task of conducting a survey of directors (with respect to their views on the effectiveness of the Board of Directors, Chairman of the Board, each committee of the Board and its Chair and individual directors).  The form of the survey is approved by the Human Resources and Corporate Governance Committee. The results of the survey are communicated in writing to the Chairman of the Board and the Chairman then reports the overall results and the Chairman’s recommendations to the Board.  The Chairman also meets in person or by telephone with each Board member to confidentially discuss his peer evaluation.  The Chairman also meets with the Chair of the Human Resources and Corporate Governance Committee to review the results of the survey prior to the Human Resources and Corporate Governance Committee meeting to finalize its recommendations for Board and committee nominations.  The Chair of the Human Resources and Corporate Governance Committee meets with the Chairman of the Board to discuss the Chairman’s performance assessment.

Expectations of Management

The Board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the Board.  Management is expected to fully inform the Board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the Board.

Communications Policy

In response to the Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the “Policy”), which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public.  The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet.  The Policy is accessible on our investor relations web page at www.hydrogenics.com.  Inquiries from shareholders are responded to by our President and Chief Executive Officer, Chief Financial Officer or other appropriate officers of the Company.  We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis.  Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www.hydrogenics.com.

Disclosure Committee

The Disclosure Committee was formed in November 2002.  The committee’s membership includes the President and Chief Executive Officer, Chief Financial Officer and other members of senior management.  The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis.  The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our Board in a timely manner.

Director Share Ownership Guidelines

We have established director share ownership guidelines that require each of our directors to hold Shares or DSUs equal to five times the director’s annual cash retainer within three years of his initial appointment. The General Motors nominee on the Board is not required to comply with these guidelines.

Given the recent decline in the Company’s price for its Shares, exacerbated by prevailing global economic and credit market conditions, the Human Resources and Corporate Governance Committee amended the guidelines in 2009 to permit the value to be measured at either the year-end Share price, or a director’s acquisition cost of Shares and initial grant price of DSUs. The Board has approved this amendment and all Directors are in compliance.

Whistleblower Procedures

We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters.  A copy of these procedures is posted on our investor relations web page at www.hydrogenics.com.

Audit Committee Report

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance.  The Audit Committee regularly meets in camera to review management’s financial stewardship.  The Audit Committee consists entirely of unrelated and independent and financially literate directors.

During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:

•                  reviewed and discussed with management and the auditors the audited annual consolidated financial statements and MD&A;

•                  discussed with the external auditors all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the external auditors’ independence; and

•                  received written disclosure from the external auditors as recommended by The Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Based on this information, the Audit Committee recommended to the Board that the consolidated audited financial statements and MD&A be included in the annual report to shareholders.

During the past year, the Audit Committee also took the following measures:

•                  reviewed the performance of the external auditors and recommended reappointment of the external auditors for shareholders’ approval;

•                  reviewed the independence and qualification of the external auditors based  on the external auditors’ disclosure of its relationships with the Company;

•                  approved the audit and non-audit fees paid to the external auditors;

•                  ensured that all services to be provided by the auditors are approved in advance by the committee or are approved by the Chair of the committee and subsequently reported to the committee as a whole in the following meeting of the committee, all in accordance with the external Auditors’ Pre-approval Policy;

•                  reviewed with the external auditors and management the overall scope and plans of the annual audit;

•                  reviewed with management and the external auditors the interim quarterly financial statements, including a discussion with the external auditors of matters that are required to be disclosed under generally accepted auditing standards;

•                  reviewed with management and the auditors all financial information and financial statements contained in our Form 20-F, which was filed in Canada as our annual information form (“AIF”), and our management proxy circular, in each case prior to publication;

•                  reviewed with management our investment policy;

•                  met with management and the external auditors to discuss and review the Company’s control environment and culture, and the Company’s program to maintain SOX Section 404 compliance;

•                  reviewed our overall risk management strategy;

•                  reviewed our progress on the implementation IFRS;

•                  reviewed and approved various aspects and documents related to the transaction with Algonquin Power Income Fund;

•                  met regularly in camera with the internal and external auditors; and

•                  reviewed procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. These procedures can be found on the Company’s investor relations web page at www.hydrogenics.com.

The Audit Committee met six times in 2009. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2009.

Additional information concerning the Audit Committee, including the relevant education and experience of its members is disclosed in the Company’s 20-F dated March 25, 2010 under the heading “Directors, Senior Management and Employees - Audit Committee”, which has been filed in Canada as our AIF.

(signed) Norman M. Seagram

Chair, Audit Committee

Compensation of Executive Officers and Directors

As the Company reports its financial results in U.S. dollars, the following discussion is prepared showing U.S. dollars, except as otherwise noted, notwithstanding that the currencies in which the Named Executive Officers (as defined below) are paid are in Canadian dollars and euros. The average exchange rates for the year ended December 31, 2009, for the purposes of the following disclosure, are US$1 = Cdn. $1.14, and US$1 = 0.72 euros.

The following compensation discussion and analysis is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding  of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for 2009.

Compensation Discussion and Analysis

The Human Resources and Corporate Governance Committee administers the Company’s executive compensation program for executive officers, including with respect to our President and Chief Executive Officer, our Chief Financial Officer and our three most highly compensated executives, other than the President and Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”), as listed below:

•                  Daryl Wilson — President and Chief Executive Officer;

•                  Lawrence Davis — Chief Financial Officer and Corporate Secretary;

•                  Joseph Cargnelli — Chief Technology Officer;

•                  Wido Westbroek — Vice President and General Manager; and

•                  Jennifer Barber — Vice President, Finance and Corporate Controller.

Objectives of Executive Compensation Program

The committee has primary responsibility for determining executive remuneration and for the design and review of the Company’s compensation plans.  In fulfilling this role, the committee seeks to:

•                  provide total compensation that is closely linked to the Company’s performance and to individual performance;

•                  align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership; and

•                  ensure that compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.

Elements of Executive Compensation Program

Our executive compensation program has three principal components:

•                  base salary;

•                  short-term incentive (paid in cash); and

•                  long-term, equity-based incentives.

We believe that this variable compensation encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of shareholders by linking individual performance and increases in shareholder value. Each of the components’ specified objectives are set forth below.

The Company also offers all employees and Named Executive Officers certain benefits, such as short-term disability income benefits, long-term disability income benefits, healthcare,

dental care, survivor benefits, dependent coverage, employee life insurance, dependent life insurance, accidental death, dismemberment and specific loss insurance, which form an integral part of the total compensation offered by the Company.

Base Salary

The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution.  The annual base salary for each of our Named Executive Officers was initially determined at the time of hire based on a number of customary factors, and is documented in an employment agreement provided to the executive officer (see also “Summary Compensation Table — Employment Agreements”). Historically, we retain compensation consultants to assist in determining appropriate levels of salary and bonus payable to our executive officers, based on relevant market data concerning the market place and our peer group (see “Determination of Elements of Compensation — Independent Consultant” and “Comparator Group”, below). This data is then used as a basis for determining the executive officer’s initial base salary.

Short-term Incentives

We provide a short-term incentive plan in which the Named Executive Officers, as well as other managers and employees, participate. This incentive plan is intended to reward achievement of short-term financial performance and milestones and focus on key financial, strategic and other business objectives.  Pursuant to the short-term incentive plan, we have established layers of performance incentives up to certain percentages of base salary based on market benchmarking. In landmark years, the committee may elect to award a “stretch maximum” of 100% of base salary. The percentage that an executive is awarded is based on the achievement of corporate objectives, the achievement of business unit objectives and the achievement of individual objectives. Certain Named Executive Officers have employment agreements with us that modify our short-term incentive compensation (see “Summary Compensation Table — Employment Agreements).

For 2009, the target bonuses were equal to 40% of the base salary for the Vice President and General Manager and Vice President, Finance and Corporate Controller, and 50% for each of President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary and Chief Technology Officer.

Long-term Incentives

Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders, and consists of two elements for our executive officers:

•                  Stock Option Plan — pursuant to which we grant options to certain employees and officers to purchase Shares at a fixed price; and

•                  RSU Plan — pursuant to which we grant certain executive officers RSUs, representing the cash equivalent of Shares, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine.

Together, we believe these stock options and RSUs link the executives’ long-term compensation directly to the appreciation in the price of our Shares and align the interests of executives with the interests of shareholders.

Stock Options

Our stock option plan allows the Human Resources and Corporate Governance Committee to grant directors, officers, eligible employees and consultants of the Company options to acquire Shares. The purposes of the stock option plan are to attract, retain and motivate key members of our team, to align incentives with the results realized by shareholders, and to provide competitive compensation arrangements that reward the creation of shareholder value over the long-term.

The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one third of the option grant vesting each year.

Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the Shares outstanding may be issued under the stock option plan and all other security based compensation arrangements in any one year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person under the stock option plan and all other security based compensation arrangements cannot exceed 5% of the outstanding Shares.

The aggregate number of Shares reserved for issuance pursuant to options granted to insiders under the stock option plan cannot exceed 10% of the outstanding Shares. Further, within any one year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of Shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares that exceeds 5% of the outstanding issue.

Shareholder approval is required for the following amendments to the stock option plan: (i) increasing the number of Shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of Shares or payment of a stock dividend or an amalgamation, combination or other reorganization involving the company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except the automatic extension where the expiry date would have occurred within a blackout period of the company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the company’s by-laws or the rules or policies of any exchange, that require shareholder approval.

Currently there are 348,466 Shares reserved for issuance under the stock option plan representing approximately 8% of the total number of issued and outstanding Shares.

As at December 31, 2009, the Company had 243,503 stock options outstanding. As of March 25, 2010, 109,304 stock options remain available for grant, and a net total of 239,162 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 6% of the total number of issued and outstanding Shares, taking into account options that have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 131,534 Shares as of March 25, 2010.

If an option holder’s employment or term as a director or consultant ceases as a result of the option holder’s death, retirement or disability or because of the sale of the company which employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated without cause the option holder’s options which are vested or which would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder’s employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder’s employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, in its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided that the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date which falls in a blackout period.

Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the company, a sale of all or substantially all of the assets of the company or a dissolution or liquidation of the company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of Shares that may be acquired on the exercise of any options or the exercise price in the event that the company effects a subdivision or consolidation of the Shares, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the company, or upon any amalgamation, continuation, reorganization involving the company, by exchange of Shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

Restricted Share Units

The RSU Plan is designed to retain certain employees of the company and its affiliates and to allow them to participate in the long-term success of the company. The RSU Plan complements the stock option plan and allows the company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of management and certain employees of the company and its affiliates with that of its shareholders.

The RSU Plan provides for grants of RSUs to certain employees (each a ‘‘participant’’) of the company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive a cash payment based on the value of a Share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on Shares, each participant’s RSU account is credited with additional RSUs (a ‘‘dividend RSU’’) equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per Share, and the denominator is the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the date on which dividends are paid.

Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December

31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the company on the same date as the applicable RSU.

If a participant dies, retires or his or her employment is terminated by the company without cause, or for disability or because of the sale of the company which employs the participant, or to which the participant is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant the participant forfeits all rights to unvested RSUs. If the employment of a participant is terminated for cause, that participant forfeits all rights to vested and unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

RSUs are non-assignable. The Board of Directors determines which employees will be granted RSUs; the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSU Plan.

The Board may from time to time amend or suspend the RSU Plan in whole or in part and may at any time terminate the RSU Plan without prior notice. However, except as expressly set forth in the RSU Plan, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant without the consent of the affected participant.

Determination of Compensation

In reviewing and recommending executive compensation in 2009, the Human Resources and Corporate Governance Committee examined the base salary, short-term incentive bonus and long-term incentive components individually and as part of a total compensation package.

Independent Consultant

On a periodic basis the Human Resources and Corporate Governance Committee engages Mercer (Canada) Limited (“Mercer”) to provide specific support to the committee in determining compensation for the Company’s officers and directors during the most recently completed fiscal year. Decisions made by the Human Resources and Corporate Governance Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Comparator Group

The Company’s reference market for the purpose of benchmarking executive compensation includes publicly listed hydrogen and fuel cell systems developers and also alternative energy and technology companies of comparable size, complexity and market capitalization. The following companies are considered comparative companies: Ballard Power Systems Inc., Canadian Hydro Developers, Carmanah Technologies Corporation, Evergreen Solar, Fuelcell Energy Inc., Maxwell Technologies Inc. and Westport Innovations Inc. (collectively, the “comparator group”).

Determination of Amounts for each Element of Compensation

The Human Resources and Corporate Governance Committee uses as a guideline that each officer’s compensation package be in the 50th percentile of each component (base salary, short-term incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group.

The mix of compensation components varies by executive level, reflecting the impact executives have on Company performance. In determining the mix, adjustments are made to reflect market trends, individual performance, the executive’s role in the organization, and level of experience.  This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives and determines how the Committee sets the salaries of the President and Chief Executive Officer and other senior executives.

With respect to the compensation levels of executive officers, other than the President and Chief Executive Officer, recommendations were submitted by the President and Chief Executive Officer for review, discussion and amendment by the Human Resources and Corporate Governance Committee. Compensation for the President and Chief Executive Officer was determined solely by the Human Resources and Corporate Governance Committee.

In all cases, compensation was determined with reference to the financial and strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of the comparator group.  External competitiveness was measured against other comparable Canadian and U.S. organizations to ensure that overall compensation was appropriate in terms of the responsibilities of executive positions in a public company.

For the President and Chief Executive Officer and Chief Financial Officer and Corporate Secretary, short-term incentive awards are determined respectively, entirely and substantially on corporate performance.  For those executives who have specific responsibility for a particular business unit, short-term incentives are based on both that business unit’s performance and overall corporate performance.  For those executives in a corporate role short-term incentives are determined with reference to both overall corporate performance and achievement of individual objectives.

The corporate performance objectives for fiscal 2009 included financial targets for revenue growth, sustainability, product cost reductions, practical quality improvement and organizational effectiveness and development.  These objectives are set forth in the following table, together with highlights of our results.

2009 Performance Objectives	2009 Results
Annual Revenue Target
• $31.2 million in 2009.	Did not meet objective.
Sustainability
• Complete a financing.	Partially met objectives.
• Achieve EBITDA loss target of $9.6 million in 2009.
Product Cost Reductions
• Reduce costs in five key products.	Met objectives.
Practical Quality Improvement
• Meet development milestones for AC Back-Up Power, DC Back-Up Power, Forklift Fuel Cell Power Pack, BUS OEM projects and Renewable Energy projects.	Partially met objectives.
Organizational Effectiveness and Development
• Initiate management/supervisory development programs.	Partially met objectives.
• Safety - no critical or fatal injuries; lost time and medical aid frequency < 2.

The following table summarizes the compensation mix for each of the Named Executive Officers, and the percentage of variable compensation at risk.

		Performance based Incentives
		Short-	Long-
Executive	Base	term	term	Variable
Level	Salary	Incentive	Incentive	Compensation
President and Chief Executive Officer	40%	20%	40%	60%
Chief Financial Officer and Corporate Secretary	40%	20%	40%	60%
Chief Technology Officer	40%	20%	40%	60%
Vice President and General Manager	59%	23%	18%	41%
Vice President, Finance and Corporate Controller	59%	23%	18%	41%

President and Chief Executive Officer Compensation

The Human Resources and Corporate Governance Committee evaluated Mr. Wilson’s 2009 performance against the corporate performance objectives set for the year, as described above. Additionally, the Human Resources and Corporate Governance Committee considered Mr. Wilson’s focus on the strategic and operational priorities established by the Board of Directors, and the Company’s performance during challenging market and economic conditions. Mr. Wilson’s total compensation package consists of base salary, short-term incentive bonus and long-term incentive components and is benchmarked to be in the 50th percentile of each component (base salary, short-term incentives, long-term incentives and benefits.

Mr. Wilson’s short-term incentive awards are determined entirely on corporate performance at represent 20% of his total eligible compensation. The corporate performance objectives for fiscal 2009 included financial targets for revenue growth, sustainability, product cost reductions, practical quality improvement and organizational effectiveness and development.  As a result of not meeting the Annual Revenue Target and Sustainability performance objectives, no short-term incentive award was made for 2009.

Mr. Wilson’s long-term incentive awards are designed to focus his attention on the long-term interest of the Company and its shareholders, and consists of awards under each of our Stock Option and RSU Plan. For 2009, 40% of Mr. Wilson’s total eligible compensation was in the form of long term incentive awards.

Composition of Human Resources and Corporate Governance Committee

The following individuals served as the members of the Human Resources and Corporate Governance Committee as at December 31, 2009: Michael Cardiff, Chair, Douglas S. Alexander and Norman M. Seagram.

Each member of the Human Resources and Corporate Governance Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject.  None of the members of the Human Resources and Corporate Governance Committee is an officer, employee or former officer or employee of the Company or any of its affiliates.

The Human Resources and Corporate Governance Committee has reviewed and discussed with management the foregoing compensation discussion and analysis. Based on this review and discussion, the committee has recommended to the Board that the report be included in this circular.

Michael Cardiff (Chair)

Douglas S. Alexander

Norman M. Seagram

Performance Graph

The following graph compares the cumulative shareholder return on our Shares (assuming Cdn. $100 invested) to the cumulative total return of each of the TSX Composite Index and the Nasdaq Composite Index during the period commencing on December 31, 2004 and ending on December 31, 2009.  The closing price of our Shares on the TSX and Nasdaq on December 31, 2009 was Cdn. $0.40 and $0.37 respectively (Cdn. $10.00 and $9.25, respectively, on a post Share Consolidation basis).

During the period from 2005 through 2009, the annual base salaries of the President and Chief Executive Officer and the Chief Financial Officer and Corporate Secretary and each of the three highest compensated officers in each year during that period decreased by an average of three percent. Following our acquisition of Stuart Energy in February 2005, a substantially new management team, including the President and Chief Executive Officer, Chief Financial Officer and Corporate Secretary, Vice President and General Manager, joined the Company during transitional and challenging periods for the Company, with the expansion and diversification of the Company’s product portfolio, and subsequent restructuring and streamlining of our operations to reduce our overall cost structure.

Option-Based Awards and RSU Awards

The President and Chief Executive Officer is responsible for submitting annual option grant and RSU grant recommendations (other than with respect to grants to the President and Chief Executive Officer) to the Human Resources and Corporate Governance Committee. The Human Resources and Corporate Governance Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards and RSU awards to be presented to our Board of Directors for approval. Our Board of Directors considers the Human Resources and Corporate Governance Committee’s recommendations regarding awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance and these awards are effective as of the date of approval.

Our Human Resources and Corporate Governance Committee considers any grant recommendations with respect to the President and Chief Executive Officer and submits its recommendations to our Board of Directors for approval without the input of the President and Chief Executive Officer.

All options are accounted for at the fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Shares, the expected lives of awards of options, the fair value of the Shares, and the risk-free interest rate.

Unless otherwise determined by the Board of Directors, with the input of the Human Resources and Corporate Governance Committee, each RSU vests on a date no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted, as is determined in our Board’s discretion. RSUs are redeemed within 30 days following the vesting date, by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per Share on the TSX on the last trading day on which the Shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the Company on the same date as the applicable RSU. All RSUs are accounted for at their intrinsic value.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended December 31, 2009, December 31, 2008 and December 31, 2007 by the Named Executive Officers.

Name and Principal Position	Year	Salary	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation(1)		All Other Compensation(2)	Total Compensation
		($)	($)	($)	($)		($)	($)
Daryl Wilson,	2009	345,159	34,668	241,930	Nil		Nil	621,757
President & Chief Executive Officer	2008	370,336	228,788	105,117	185,168		Nil	889,408
	2007	362,262	Nil	258,307	73,852		Nil	694,421

Lawrence Davis,(3)	2009	219,298	57,934	51,821	Nil		Nil	329,054
Chief Financial Officer and Corporate Secretary	2008	234,390	135,769	66,523	117,195		Nil	553,877
	2007	233,710	Nil	163,479	81,799	(4)	Nil	478,988

Joseph Cargnelli,(4)	2009	179,133	47,508	42,459	Nil		Nil	269,100
Chief Technology Officer	2008	187,512	89,051	43,634	96,100		Nil	416,297
	2007	191,642	Nil	Nil	81,799	(5)	Nil	273,441

Wido Westbroek,	2009	175,694	16,892	15,121	Nil		Nil	207,707
Vice President and General Manager	2008	186,044	25,287	12,391	77,817		Nil	301,539
	2007	158,090	Nil	40,414	49,378		Nil	247,882

Jennifer Barber, (5)(6)	2009	135,442	12,563	11,250	Nil		Nil	159,255
Vice President, Finance and Corporate Controller	2008	145,322	22,036	10,804	46,503		Nil	224,665
	2007	88,870	Nil	37,943	32,719	(8)	Nil	159,532

Notes:

(1)	This represents the Company’s short-term incentive plan. The Company does not have any non-equity long-term incentive plans.
(2)	Benefits did not exceed the lesser of Cdn. $50,000 and 10% of the total annual salary and bonuses of any of the Named Executive Officers.
(3)

On November 16, 2006, Mr. Davis was awarded a retention bonus of Cdn. $125,000, of which Cdn. $37,500 was paid in February 2007 and Cdn. $87,500 was paid in February 2008. See also “Employment Agreements” and “Termination and Change of Control Benefits” below.

(4)

On November 16, 2006, Mr. Cargnelli was awarded a retention bonus of Cdn. $125,000, of which Cdn. $37,500 was paid in February 2007 and Cdn. $87,500 was paid in February 2008. See also “Employment Agreements” and “Termination and Change of Control Benefits” below.

(5)	Ms. Barber was on maternity leave from December 11, 2006 until June 10, 2007.
(6)

On November 16, 2006, Ms. Barber was awarded a retention bonus of Cdn. $50,000, of which Cdn. $15,000 was paid in February 2007 and Cdn. $35,000 was paid in February 2008. See also “Employment Agreements” and “Termination and Change of Control Benefits” below.

Employment Agreements

Daryl Wilson’s employment agreement provides for a base salary of Cdn. $395,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Lawrence Davis’ employment agreement provides for a base salary of Cdn. $250,000, subject to annual review, and a discretionary short-term incentive bonus of up to 50% of his base salary.

Joseph Cargnelli’s employment agreement provides for a base salary of Cdn. $205,000, subject to annual review, and a discretionary short-incentive bonus of up to 50% of his base salary.

Wido Westbroek’s employment agreement provides for a base salary 126,500 euros, and a discretionary short-term incentive bonus of up to 40% of his base salary.

Jennifer Barber’s employment agreement provides for a base salary of Cdn. $155,000, subject to annual review, and a discretionary short-term incentive bonus of up to 40% of her base salary.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2009

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In- The-Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested
	(#)	Cdn. ($)				Cdn.($)
Daryl Wilson	9,000	$40.00	December 8, 2016	Nil	30,228	302,280
	8,564	$29.25	March 23, 2017	Nil
	15,100	$14.50	March 12, 2018	Nil
	40,000	$13.25	March 27, 2019	Nil

Lawrence Davis	4,000	$127.50	February 8, 2015	Nil	26,948	269,480
	2,600	$112.75	May 16, 2015	Nil
	4,214	$84.25	May 23, 2016	Nil
	11,116	$29.25	March 23, 2017	Nil
	9,556	$14.50	March 12, 2018	Nil
	8,568	$13.25	March 27, 2019	Nil

Joseph Cargnelli	6,268	$14.50	March 12, 2018	Nil	19,740	197,400
	7,020	$13.25	March 27,2019	Nil

Wido Westbroek	3,000	$54.75	July 14, 2016	Nil	6,344	63,440
	2,748	$29.25	March 23, 2017	Nil
	1,780	$14.50	March 12, 2018	Nil
	2,500	$13.25	March 27, 2019	Nil

Jennifer Barber	222	$192.50	October 1, 2011	Nil	5,060	50,600
	1,000	$112.75	May 16, 2015	Nil
	1,016	$84.25	May 23, 2016	Nil
	2,580	$29.25	March 23, 2017	Nil
	1,552	$14.50	March 12, 2018	Nil
	1,860	$13.25	March 27, 2019	Nil

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2009

Name	Option-Based Awards - Value Vested During the Year	Share-Based Awards - Value Vested During the Year	Non-Equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Daryl Wilson	Nil	Nil	Nil
Lawrence Davis	Nil	Nil	Nil
Joseph Cargnelli	Nil	Nil	Nil
Wido Westbroek	Nil	Nil	Nil
Jennifer Barber	Nil	Nil	Nil

Termination and Change of Control Benefits

Mr. Wilson’s employment agreement provides that Mr. Wilson is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately Cdn. $997,375 based on Mr. Wilson’s current compensation. The agreement also provides that all outstanding stock options held by Mr. Wilson will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Wilson has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Wilson’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $302,280.

Mr. Davis’ employment agreement provides that Mr. Davis is entitled to 18 months’ salary and bonus in lieu of notice if he is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company. This amount is equal to a maximum of approximately Cdn. $659,375 based on Mr. Davis’ current compensation. The agreement also provides that all outstanding stock options held by Mr. Davis will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Davis has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Davis’ employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $269,480.

Mr. Westbroek’s employment agreement provides that Mr. Westbroek is entitled to 12 months’ salary and bonus in lieu of notice, and costs associated with relocating back to Canada, if Mr. Westbroek is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately 126,500 euros plus costs associated with relocation based on Mr. Westbroek’s current compensation.  The agreement also provides that all outstanding stock options held by Mr. Westbroek will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Mr. Westbroek has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of one year subsequent to his termination for any reason. Under the RSU Plan, if Mr. Westobroek’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $63,440.

Mr. Cargnelli’s employment agreement provides that Mr. Cargnelli is entitled to 24 months’ salary and one and a half times the average bonus paid in the two fiscal years preceding termination in lieu of notice if Mr. Cargnelli is terminated without cause from his position at any time, or if he is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately Cdn. $717,500 based on Mr. Cargnelli’s current compensation. Mr. Cargnelli has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to his termination for any reason.  Under the RSU Plan, if Mr. Cargnelli’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of his termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $197,400.

Ms. Barber’s employment agreement provides that Ms. Barber is entitled to 12 months’ salary in lieu of notice if Ms. Barber is terminated without cause from her position at any time, or if she is terminated upon a change of control of the Company.  This amount is equal to a maximum of approximately Cdn. $155,000 based on Ms. Barber’s current compensation. The agreement also provides that all outstanding stock options held by Ms. Barber will immediately vest upon termination without cause or termination resulting from a change of control of the Company. Ms. Barber has agreed to refrain from competing with and interfering in the business of Hydrogenics for a period of three years subsequent to her termination for any reason. Under the RSU Plan, if Ms. Barber’s employment is terminated by the Company without cause, prior to the vesting date of any awarded RSUs, then a pro rata portion of such RSUs will vest immediately prior to the date of her termination of employment. The value of such RSUs, as of December 31, 2009, is Cdn. $50,600.

Director Compensation

Director Compensation Table

The following table provides a summary of compensation earned during the financial year ended December 31, 2009 by our directors.

Name	Fees Earned	Share-Based Awards	Option-based awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Norman M. Seagram	Nil	82,000	n/a	n/a	Nil	82,000
Douglas S. Alexander	22,250	58,750	n/a	n/a	Nil	81,000
Michael Cardiff	34,000	27,000	n/a	n/a	Nil	61,000
Henry J. Gnacke	25,000	24,000	n/a	n/a	Nil	49,000
V. James Sardo(1)	35,062	25,500	n/a	n/a	Nil	60,562

Notes:

(1)   Mr. Sardo resigned from the Board of Directors on November 30, 2009.

In 2009, each of our directors who is considered “independent” was paid an annual fee of $12,000 for his services as a director and an attendance fee of $1,000 for each Board or committee meeting attended.  Each committee chair received an additional attendance fee of $500 for each committee meeting attended.  Our Chairman of the Board was paid an annual fee of $25,000 for his services and an attendance fee of $1,500 for each Board meeting attended.  All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.

Deferred Share Units

Pursuant to the DSU Plan, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a right to receive a cash payment based on the value of a Share, credited by means of a book-keeping entry in the books of the company, to an account in the name of the independent director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the common shares represented by the DSUs.

The Board of Directors has approved the following annual DSU grants to independent directors:  independent director — $24,000 equivalent in DSUs; Chair of the Human Resources and Corporate Governance Committee - $34,000 equivalent in DSUs; Chair of the Audit Committee - $34,000 equivalent in DSUs; and Chairman of the Board of Directors - $39,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards During the Year Ended December 31, 2009

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option Expiration Date	Value of Unexercised In- The-Money Options	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested
	(#)	($)				Cdn. ($)
Norman M. Seagram	n/a	n/a	n/a	n/a	n/a	n/a
Douglas S. Alexander	n/a	n/a	n/a	n/a	n/a	n/a
Michael Cardiff	n/a	n/a	n/a	n/a	n/a	n/a
Henry J. Gnacke	n/a	n/a	n/a	n/a	n/a	n/a
V. James Sardo	n/a	n/a	n/a	n/a	n/a	n/a

Incentive Plan Awards - Value Vested or Earned During the Year Ended December 31, 2009

Name	Option-Based Awards - Value Vested During the Year	Share-Based Awards - Value Vested During the Year	Non-Equity Incentive Plan Compensation - Value Earned During the Year
	($)	($)	($)
Norman M. Seagram	n/a	82,000	n/a
Douglas S. Alexander	n/a	58,750	n/a
Michael Cardiff	n/a	27,000	n/a
Henry J. Gnacke	n/a	24,000	n/a
V. James Sardo	n/a	25,500	n/a

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	243,500	Cdn. $65.00	104,966
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	243,500	Cdn. $65.00	104,966

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 25, 2010, none of our current directors or executive officers are indebted to the Company.

OTHER INFORMATION

Directors’ and Officers’ Liability Insurance

The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries. Protection is provided to directors and officers for wrongful acts, including any actual or alleged error, misstatement, misleading statement, act, omission, neglect, or breach of duty by any director or officer in his or her insured capacity.  The insurance coverage has an annual policy limit of $20 million plus an additional $10 million available to directors and officers exclusively for non-indemnifiable claims. There is a deductible per claim of $500,000 for each indemnifiable securities claim and $250,000 for any other claim against the Company. There is no deductible for non-indemnifiable claims made against directors and officers.  The cost of this insurance is approximately $409,000.

Interest of Informed Persons in Material Transactions

In the normal course of our operations, we subcontract some manufacturing to Viking Engineering & Tool Co., 301 Bartlett Avenue, Toronto, ON, M6H 3G7, a company owned by the father and uncle of Joseph Cargnelli, a founder and senior officer of the Company and one of our principal shareholders.  For the fiscal year ended December 31, 2009, this company invoiced us approximately $105,000. We believe that these transactions are, in respect of the Company, on no more favourable terms than similar transactions with unrelated third parties.

Interest of Directors and Executive Officers in Matters to Be Acted Upon

Except as described elsewhere in this proxy circular, none of our directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Receipt of Shareholder Proposals for Next Annual Meeting

Any shareholder who intends to present a proposal at our 2011 annual meeting of shareholders must send the proposal to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8.  In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than December 27, 2010, and must comply with Section 137 of the CBCA.

Additional Information

Financial information for the financial year ended December 31, 2009 is provided in our consolidated financial statements and MD&A, which are included in the Company’s annual report.  Shareholders who wish to be added to the mailing list for the annual and interim unaudited financial statements and MD&A should contact the Company at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8.

Copies of our current Form 20-F, filed in Canada as our AIF, and of any document, or the pertinent pages of any document, incorporated by reference in the current Form 20-F; our most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any of our interim unaudited financial statements that have been filed for any period after the end of our most recently completed financial year; and this proxy circular are available to anyone, upon request, from our Corporate Secretary, and without charge to shareholders of the Company.  The Company’s general telephone number is (905) 361-3660.

The annual report (including the consolidated financial statements and MD&A), the Form 20-F and other information relating to the Company is available on the SEDAR website at www.sedar.com.

Directors’ Approval

The contents and mailing to shareholders of this proxy circular has been approved by our Board of Directors.

Lawrence Davis

Chief Finance Officer and Corporate Secretary

March 25, 2010

Appendix A - Warrant Resolution

WHEREAS the Company issued common shares, series A purchaser warrants and series B purchaser warrants (“Series B Warrants”) to two investors on January 14, 2010 (the “Issuance Date”);

AND WHEREAS the terms of the Series B Warrants provide that until shareholder approval is obtained no adjustment to the “Exercise Price” (as defined in the Series B Warrants) of the Series B Warrants shall cause the Exercise Price to be below the “Floor Price” (as defined in the Series B Warrants);

AND WHEREAS the rules of the Nasdaq Global Market require shareholder approval for issuances of common shares at a price equal to or less than the greater of (i) book value or (ii) market value of such shares if such issuances equal 20% or more of the common shares of a company before such issuances (the “NASDAQ 20% Rule”);

AND WHEREAS authorizing the Exercise Price of the Series B Warrants to be adjusted below the Floor Price will result in the common shares of the Company issuable on exercise of the Series B Warrants being deemed to have been issued on the Issuance Date for the purposes of the NASDAQ 20% Rule, which will result in the aggregate number of common shares the Company is deemed to have issued on the Issuance Date exceeding the NASDAQ 20% Rule;

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1)          The Company be, and is hereby, authorized to adjust the Exercise Price of the Series B Warrants in accordance with the terms of the Series B Warrants in effect from time to time below the Floor Price.

(2)          It is acknowledged and approved that, as a result of these resolutions, the aggregate number of common shares the Company is deemed to have issued on the Issuance Date exceeds the threshold in the NASDAQ 20% Rule.

Appendix B – Resolution to Confirm the Amendment of By-law No. 1

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

By-Law No. 1 of Hydrogenics amended by a resolution of the Board of Directors of Hydrogenics as set forth below is hereby confirmed:

Section 2.07 is deleted in its entirety and replaced with the following:

2.07      Votes to Govern.  At all meetings of the board any question shall be decided by a majority of the votes cast on the question and, in the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

Appendix C - Board Mandate

INTRODUCTION

The term “Company” herein shall refer to Hydrogenics Corporation and the term “Board” shall refer to the Board of Directors of the Company.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

QUALIFICATIONS OF DIRECTORS

A majority of the directors will be “independent”. No director will be deemed independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has a material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of Nasdaq Global Market, the Toronto Stock Exchange, and other governing laws and regulations.

DUTIES OF DIRECTORS

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company.  The Board discharges its responsibilities both directly and through its committees, the Audit Committee and the Human Resources and Corporate Governance Committee. Only independent members may serve on any of the foregoing committees of the Board. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board.

Directors must fulfill their responsibilities consistent with their fiduciary duty to the shareholders, in compliance with all applicable laws and regulations. Directors will also, as appropriate, take into consideration the interests of other stakeholders, including employees and the members of communities in which the Company operates.

In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:

Appointment of Management

1.         The Board has the responsibility for approving the appointment of the Chief Executive Officer and all other officers of the Company and approving the compensation of the Chief Executive Officer, following a review of the recommendations of the Human Resources and Corporate Governance Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and ensure that the Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.

2.         The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.         The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.         The Board will respond to recommendations received from the Human Resources and Corporate Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.         The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

6.         Non-management directors will meet in in-camera session as needed.  Normally, such meetings will occur at the end of regularly scheduled Board meetings.

7.         The Board has the authority to hire independent legal, financial or other advisors as it deems necessary.

Strategic Planning

8.         The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

9.         The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risks of the business.

10.   The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

11.   The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

12.   The Board is responsible for:

a.         adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

b.        taking action when Company performance falls short of its goals or other special circumstances warrant.

13.   The Board shall be responsible for approving the audited consolidated financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

14.   The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

15.   The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

16.   The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

17.   The Board is responsible for:

a.         developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

b.        approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

18.   The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

19.   The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.

Communications and Reporting

20.   The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

21.         The Board is responsible for:

a.               overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b.              overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

c.               taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d.              reporting annually to shareholders on its stewardship for the preceding year; and

e.               overseeing the Company’s implementation of systems that accommodate feedback from stakeholders.

Position Descriptions

22.         The Board is responsible for:

a.               developing position descriptions for the Chair of the Board, the chair of each Board committee and the Chief Executive Officer (which will include delineating management’s responsibilities);

b.              approving the corporate goals and objectives that the Chief Executive Officer is responsible for meeting; and

c.               developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

23.   The Board is responsible for:

a.               ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

b.              providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

Human Resources of Directors

24.         In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

a.               considering what competencies and skills the Board, as a whole, should possess;

b.              assessing what competencies and skills each existing director possesses; and

c.               considering the appropriate size of the Board, with a view to facilitating effective decision-making.  In carrying out each of these responsibilities, the Board will consider the advice and input of the Human Resources and Corporate Governance Committee.

25.         Director nominees shall be selected by a majority of the independent directors.

Board Evaluation

26.   The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

27.   The Human Resources and Corporate Governance Committee shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Human Resources and Corporate Governance Committee will ensure that this Mandate or a summary that has been approved by the Human Resources and Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

Appendix D — Committee Charters

AUDIT COMMITTEE CHARTER

A.            Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the consolidated financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

B.            Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder.  The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above.  Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.            Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants.  The Audit Committee shall consult with management but shall not delegate these responsibilities.  In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee.  The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.  The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee.  The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•                  Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•                  Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or similar disclosures, prior to the filing of its quarterly report.

•                  Review and discuss with management and the public accountants the financial information and financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•                  Review and discuss with management and the public accountants, as applicable, (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•                  Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•                  Obtain and review a report from the public accountants at least annually regarding (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality-control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•                  Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management.

•                  Ensure that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•                  Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

•                  Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•                  Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•                  Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.            Limitations of Audit Committee’s Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the registered public accountants.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE CHARTER

A.            Purpose

The Human Resources and Corporate Governance Committee shall support the Board of Directors in exercising its human resources and corporate governance functions, including:

•                  with respect to human resources, (i) assist the Board of Directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated, and (ii) produce a report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations; and

•                  with respect to corporate governance (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders, and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company.

B.            Committee Membership and Procedure

The Committee shall consist of no fewer than three members.  Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements (including the independence requirements of the Nasdaq Global Market, the Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder) and, if deemed appropriate from time to time, meet the definition of “non-employee director” under Rule 16b-3 under the Securities Exchange Act of 1934, and “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986.

The Board shall appoint the members of the Committee, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Committee shall serve until their successors are appointed and qualified, and shall designate the Chairman of the Committee.  The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements.

Except as expressly provided in this Charter, the by-laws of the Company or the guidelines determined by the Board of Directors, from time to time, the Committee shall fix its own rules of procedure.

C.            Committee Authority and Responsibilities

The Committee shall exercise the functions described below, which are delegated by the Board of Directors, as well as any other functions that may from time to time delegated to by the Board of Directors.

With respect to human resources:

•                  Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company.

•                  Annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

•                  Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

•                  Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

•                  Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

•                  Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

•                  In determining the long-term incentive component of the Chief Executive Officer’s compensation and each Designated Executive’s compensation, consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years.

•                  Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

•                  Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms.

•                  Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

•                  Review and report to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management.

•                  Review the significant human resources policies, plans and programs of the Company to ensure that they are supportive of the Company’s near and long-term strategies.

•                  Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.

With respect to corporate governance:

•                  The Committee shall develop qualification criteria for Board members, and actively seek, interview and screen individuals qualified to become Board members for recommendation to the Board in accordance with the guidelines determined by the Board of Directors, from time to time.

•                  The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.

•                  The Committee shall annually receive comments from all directors and report annually to the Board with an assessment of the Board’s and individual’s performance.

•                  The Committee shall develop and recommend to the Board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company’s Code of Business Conduct and Ethics.  The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company’s securities are listed for trading.

•                  The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate.

•                  The Committee shall serve in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Company and the conduct of the Board.

In connection with the foregoing authority and responsibilities:

•                  The Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•                  The Committee shall make regular reports to the Board.

•                  The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

•                  The Committee shall annually review its own performance.

•                  The Committee may form and delegate authority to subcommittees when appropriate.

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CORPORATE OFFICE

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario

Canada L5R 1B8

TEL: (905) 361-3660

Fax: (905) 361-3626

www.hydrogenics.com

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

NORTH AMERICAN TOLL-FREE

1-877-304-0211

Banks Brokers or Collect Calls: 416-637-4661

Email:assistance@laurelhillag.com